UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Janus International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47103N106

(CUSIP Number)

John Cannon

c/o Clearlake Capital Group, L.P.

233 Wilshire Blvd, Suite 800

Santa Monica, California 90401

(310) 400-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Matthew R. Pacey, P.C.

Lance Hancock

Matthew Turner

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Clearlake Capital Group, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 53,999,550 (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power 53,999,550 (1)

11	Aggregate Amount Beneficially Owned by Each Person 53,999,550 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.8% (2)
14	Type of Reporting Person (See Instructions) IA, PN

(1)

Clearlake Capital Group, L.P. serves as the investment advisor and general partner of the managers of funds holding of record an aggregate of 53,999,550 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Janus International Group, Inc. (the “Issuer”).

(2)

Based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on November 9, 2021 (the “Form 10-Q”), reflecting 142,936,580 shares of Common Stock issued and outstanding as of November 5, 2021.

1	Name of Reporting Persons José E. Feliciano
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place or Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 53,999,550 (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power 53,999,550 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,999,550 (1)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.8% (2)
14	Type Of Reporting Person IA, HC

(1)	Clearlake Capital Group, L.P. serves as the investment advisor and general partner of the managers of funds holding of record an aggregate of 53,999,550 shares of Common Stock of the Issuer.
(2)	Based on information provided by the Issuer in its Form 10-Q, reflecting 142,936,580 shares of Common Stock issued and outstanding as of November 5, 2021.

1	Name of Reporting Persons Behdad Eghbali
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place or Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 53,999,550 (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power 53,999,550 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,999,550 (1)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.8% (2)
14	Type Of Reporting Person IA, HC

(1)	Clearlake Capital Group, L.P. serves as the investment advisor and general partner of the managers of funds holding of record an aggregate of 53,999,550 shares of Common Stock of the Issuer.
(2)	Based on information provided by the Issuer in its Form 10-Q, reflecting 142,936,580 shares of Common Stock issued and outstanding as of November 5, 2021.

EXPLANATORY NOTE

The Reporting Persons are hereby filing this Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by the Reporting Persons on June 7, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) to report the Reporting Persons’ changes in beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”) of Janus International Group, Inc. (the “Issuer” or the “Company”) in connection with the Issuer’s announcement of its intention to redeem all outstanding warrants to purchase shares of Common Stock (the “Warrants”).

ITEM 4	PURPOSE OF TRANSACTION

The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the initial paragraph thereof.

On October 13, 2021, the Company issued a notice of redemption of Warrants (the “Redemption Notice”) announcing the redemption of all of its outstanding Warrants that were issued under the Warrant Agreements, dated June 7, 2021 and July 15, 2021, respectively, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. As set forth in the Redemption Notice and in accordance with the Warrant Agreements, all outstanding Warrants, including 3,817,226 Warrants previously reported by the Reporting Persons, were exercised pursuant to such Redemption Notice or redeemed as of the expiration of the redemption period on November 12, 2021. In connection with and pursuant to the terms of such Warrant exercise, the Reporting Persons received 1,145,165 shares of Common Stock.

This summary of the Redemption Notice is qualified in its entirety by reference to the text of the Redemption Notice, which is attached hereto as Exhibit 1 and incorporated by reference.

ITEM 5	INTERESTS IN THE SECURITIES OF THE ISSUER

(a)-(b)

The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 142,936,580 shares of Common Stock issued and outstanding as of November 5, 2021, based on information furnished by the Issuer.

By virtue of the relationship among the Reporting Persons described in Item 2, including the role of each of Mr. Feliciano and Mr. Behdad as managers of CCG, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c)

Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)	Inapplicable.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Notice of Redemption of Warrants, dated as of October 13, 2021.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2021

Clearlake Capital Group, L.P.
By: CCG Operations, L.L.C., its general partner, By: CCG Global LLC, its managing member.

/s/ John F. Cannon
John F. Cannon

José Enrique Feliciano

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact

Behded Eghbali

/s/ John F. Cannon
Name: John F. Cannon
Title: Attorney-in-Fact